1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date June 13, 2016	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

DISCLOSEABLE TRANSACTION

ACQUISITION OF 52% EQUITY INTERESTS IN JIUTAI ENERGY

On 13 June 2016, Yanzhou Coal Ordos, a wholly-owned subsidiary of the Company, entered into the Equity Transfer Agreement with Jiutai Shareholders and Jiutai Energy, pursuant to which Yanzhou Coal Ordos agreed to acquire and Jiutai Shareholders agreed to sell 52% equity interests in aggregate in Jiutai Energy at a total consideration of RMB1,840,240,000.

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the Acquisition under the Equity Transfer Agreement exceeds 5% but is less than 25%, the Acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules and is subject to reporting and announcement requirements under the Hong Kong Listing Rules.

I.	INTRODUCTION

On 13 June 2016, Yanzhou Coal Ordos, a wholly-owned subsidiary of the Company, entered into the Equity Transfer Agreement with Jiutai Shareholders and Jiutai Energy, pursuant to which Yanzhou Coal Ordos agreed to acquire and Jiutai Shareholders agreed to sell 52% equity interests in aggregate in Jiutai Energy at a total consideration of RMB1,840,240,000.

II.	PRINCIPAL TERMS OF THE EQUITY TRANSFER AGREEMENT

Date

13 June 2016

Parties

(i) Yanzhou Coal Ordos (as purchaser);

(ii) Jiutai Shareholders (as sellers); and

(iii) Jiutai Energy (as target)

To the best knowledge, information and belief of the Directors after having made all reasonable enquiries, as at the date of this announcement, Jiutai Shareholders and their respective ultimate beneficial owners are third parties independent of the Company and connected persons of the Company.

Subject

Pursuant to the Equity Transfer Agreement, Yanzhou Coal Ordos agreed to acquire and Jiutai Shareholders agreed to sell their equity interests in Jiutai Energy in the percentage as set out in the table below, accounting for 52% equity interests in aggregate in Jiutai Energy:

Jiutai Shareholders	Percentage of Equity Interests to be Transferred (%)
1 Shandong Jiutai	15.2219
2 Cui Yijun	9.0699
3 Liu Lingan	9.6000
4 Tianxing Wealth Management	7.3245
5 Taidou Asset Management	2.4762
6 Yang Chengshe	1.9711
7 Wanzhong Chuangye	1.7152
8 Guangcheng Culture	1.2311
9 Xu Congrong	0.9855
10 Xijin Investment	0.9855
11 Dijia Medicine Production	0.9855
12 Langrui Investment	0.4336

Total	52

After completion of the Acquisition, Jiutai Energy will become a subsidiary of Yanzhou Coal Ordos and its financial results will be consolidated into the accounts of the Group.

Consideration

Pursuant to the Equity Transfer Agreement, the total consideration for the Acquisition payable by Yanzhou Coal Ordos is RMB1,840,240,000, which was determined with reference to the Valuation as at 30 September 2015 (i.e. RMB3,955,413,700 ) as shown in the Valuation Report and the basis price of 100% equity interest in Jiutai Energy at RMB3,538,920,000 after negotiation among the parties based on the Valuation. The consideration will be funded from the Group’s internal resources.

The Valuation Report was prepared by Beijing Zhong Tian Hua Assets Valuation Co. Ltd., which is an independent qualified PRC valuer engaged by Yanzhou Coal Ordos for the purpose of determining the equity value of Jiutai Energy. As the Valuation was valued based on an income approach, the Valuation constitutes a profit forecast under Rule 14.61 of the Hong Kong Listing Rules and Rules 14.60A and 14.62 of the Hong Kong Listing Rules are applicable. Pursuant to Rule 14.62(1) of the Hong Kong Listing Rules, the following are the details of the principal assumptions, including commercial assumptions, upon which the Valuation Report was issued:

1.	General assumptions:

(1)	There is no material change to the existing relevant rules, regulations and policies as well as the national macro-economic situations; there is no material change to the political, economic and social environment of the region in which the parties of the Acquisition are located; there is no other unpredictable factors or force majeure which have material adverse effects;

(2)	According to the actual situations of the assets of Jiutai Energy as at the valuation date, there is assumption that Jiutai Energy operates continuously;

(3)	The management of Jiutai Energy is responsible and is capable of its undertakings;

(4)	Jiutai Energy shall maintain the same business scope and operation method based on the existing management methods and management levels;

(5)	The accounting policies adopted by Jiutai Energy will maintain substantially the same in material aspects as those adopted when composing the Valuation Report;

(6)	There is no material change to the relevant interest rate, exchange rates, tax base, tax rate and policy-based levies;

(7)	The valuation is based on the existing business operation capabilities of Jiutai Energy as at the valuation date without taking into consideration of the possibilities of the increase of business operation capabilities due to the change of management, operation strategy and additional investment;

(8)	Each asset valued in the Valuation Report is based on the actual stock of Jiutai Energy as at the valuation date, and the existing market prices of relevant assets are based on the domestic effective prices as at the valuation date;

(9)	The Valuation Report is based on the assumption that the fundamental materials and financial materials provided by Yanzhou Coal Ordos and Jiutai Energy are ture, accurate and complete;

(10)	The scope of the Valuation Report is limited to the valuation application provided by Yanzhou Coal Ordos and Jiutai Energy without taking into consideration of the possible contingent assets or liabilities exiting beyond the valuation application provided by Yanzhou Coal Ordos and Jiutai Energy;

(11)	Jiutai Energy is able to continuously possess the certification as a high and new-technology enterprise; and

(12)	The users of the Valuation Report pay extra attention that the analysis, judgments and the conclusions in the Valuation Report is subject to the assumptions as well as terms and conditions of the Valuation Report and the conclusions of the Valuation Report will generally be invalid if the above assumptions change.

2.	Quantitative assumptions:

(1)	Sales forecast of the major products in the next five years

The yield forecast of Jiutai Energy’s major products was determined substantially based on the consideration of its designed capacity, the historical production volume and sales volume during pervious years and the overhaul plan and rolling development plan in future years. The sales forecast was determined based on the assumption of the consistency between the annual production volume and annual sales volume. The determination of production and sales forecast of the major products of Jiutai Energy (zhungeer) Co., Ltd, a wholly-owned subsidiary of Jiutai Energy, was mainly based on the consideration of the designed capacity and its future annual product plan.

(2)	Forecast of product sales price and purchase price of major raw materials

Product sales price and purchase price of major raw materials were forecasted based on the historical prices in previous years and the future market condition analysis and determined with reference to the average price for the nine months preceding 30 September 2015.

(3)	Forecasted costs

The forecasted costs were determined mainly based on the consumption rate of major products of Jiutai Energy and its future production scales.

(4)	Determination of the discounted rate

The Valuation adopted weighted average cost of capital (WACC), which was determined by weighted average calculation of the cost of equity capital and the capital cost of interest-bearing debt. The cost of equity capital was calculated through the capital asset pricing model and the capital cost of interest-bearing debt was calculated with reference to the actual capital cost of interest-bearing debt of Jiutai Energy as at 30 September 2015.

The WACC of Jiutai Energy from September 2015 to the year of 2022 are as follows:

(i) from September 2015 to the year of 2020, the income tax rate is 15% and the corresponding WACC is 10.08%, rounded to 11%; and (ii) from 2021 to 2022, the income tax rate is 25% and the corresponding WACC is 9.40%, rounded to 10%. The income tax rate applicable to Jiutai Energy (zhungeer) Co., Ltd is 25% and the corresponding WACC is 10.86%, rounded to 11%.

The book value of net assets of Jiutai Energy as at 30 September 2015 is RMB2,472,170,000, the Valuation is RMB3,955,410,000, the added value of Jiutai Energy is RMB1,483,240,000 and the appreciation rate is 60.00%.

Grant Thornton Hong Kong Limited, the auditor of the Company, has conducted its work in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and has reviewed the arithmetical calculations and the compilation of the discounted future estimated cash flows in accordance with the bases and assumptions adopted by the Directors in preparing the Valuation Report. The discounted future estimated cash flows prepared for the Valuation do not involve the adoption of accounting policies.

The Board confirms that the forecast has been made by the Directors after due and careful enquiry.

A letter from Grant Thornton Hong Kong Limited and a letter from the Board are included in the appendices to this announcement for the purpose of Rule 14.62 of the Hong Kong Listing Rules.

As at the date of this announcement, Grant Thornton Hong Kong Limited does not have any shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate a person to subscribe for securities in any member of the Group. Grant Thornton Hong Kong Limited has given and has not withdrawn its written consent to the publication of this announcement with the letter from Grant Thornton Hong Kong Limited included in the form and context in which it is included, and the letter from Grant Thornton Hong Kong Limited is given as at the date of this announcement for incorporation herein.

Payment

The total consideration for the Acquisition shall be paid by Yanzhou Coal Ordos to the respective bank account designated by each of Jiutai Shareholders in two instalments as follows:

(1)	First instalment: RMB920,120,000, representing 50% of the total consideration, shall be paid within 5 business days after the date on which the Equity Transfer Agreement is executed and takes effect; and

(2)	Second instalment: the remaining RMB920,120,000, representing 50% of the total consideration, shall be paid within 5 business days after the date on which the registration of changes in equity interests with relevant authorities is completed.

Jiutai Energy shall submit to relevant registration authorities the application for registration of changes in equity interests in relation to the Acquisition within 5 business days after Jiutai Shareholders receive the first instalment of the consideration of the Acquisition. The registration of changes in equity interests shall be completed within in 10 business days after the relevant registration authorities officially accept the aforementioned application.

Effectiveness

The Equity Transfer Agreement shall become effective upon fulfilling the following conditions:

(1)	the Equity Transfer Agreement has been duly executed by the parties; and

(2)	the Acquisition has obtained all necessary consents or approvals, including:

(i)	the approval on the Acquisition by the state-owned assets regulatory authorities or their authorized entities;

(ii)	the completion of the filing procedures of the Valuation Report with the state-owned assets regulatory authorities or their authorized entities;

(iii)	the internal approval on the Acquisition by Jiutai Shareholders who are companies or entities;

(iv)	the internal approval on the Acquisition by Yanzhou Coal Ordos;

(v)	the approval on the Acquisition by Jiutai Shareholders;

(vi)	the right of first refusal having been waived by Jiutai Shareholders in respect of the Acquisition; and

(vii)	the consents for the Acquisition from relevant creditors of Jiutai Energy.

The date of effectiveness of the Equity Transfer Agreement shall be no later than 15 days after the execution of the Equity Transfer Agreement.

Completion

After the Equity Transfer Agreement becomes effective, the parties shall perform their respective obligations under the Equity Transfer Agreement to complete the Acquisition thereunder. The Acquisition shall be deemed to be completed on the date on which (i) the registration of changes of the equity interests in Jiutai Energy with the registration authority has been completed; and (ii) the revised articles of association of Jiutai Energy reflecting such changes has been filed and registered with the registration authority and the new business license of Jiutai Energy has been issued by the registration authority.

III.	PROFIT FORECAST AND OPERATING RESULTS COMPENSATION AGREEMENT

On 13 June 2016, Yanzhou Coal Ordos also entered into a profit forecast and operating results compensation agreement with Shandong Jiutai and Cui Yijun, both of which are Jiutai Shareholders. Pursuant to such agreement, Shandong Jiutai and Cui Yijun, as the compensators, undertook that, if the actual realized net profit attributable to the owners of parent company after deducting non-recurring gains and losses of Jiutai Energy for each of the years 2016, 2017, 2018 and 2019 is less than the forecasted net profit of Jiutai Energy in the corresponding year as set out in the Valuation Report, which amounted to RMB1,439,257,300 in aggregate, Shandong Jiutai and Cui Yijun will fully compensate Yanzhou Coal Ordos on such shortage. The sequence of the methods of realizing compensation shall be as follows: the distributable profits from Jiutai Energy attributable to Shandong Jiutai and Cui Yijun during the period of undertaking, self-owned cash of Shandong Jiutai and Cui Yijun, the equity interests in Jiutai Energy held by Shandong Jiutai and Cui Yijun and other assets owned by Shandong Jiutai and Cui Yijun.

IV.	INFORMATION OF JIUTAI ENERGY

Jiutai Energy is a limited liability company incorporated in the PRC in December 2003 with the registered share capital of RMB1,978,218,078. Jiutai Energy is principally engaged in the production and sales of methanol, dimethyl ether and sulphur and the research and development of new energies, and specifically responsible for the operation of the methanol production project with annual production volume of 1 million tons as well as the dimethyl ether production project with annual production volume of 100,000 tons.

The audited net profit before and after tax and extraordinary items of Jiutai Energy for the year ended 31 December 2014, the unaudited net profit before and after tax and extraordinary items of Jiutai Energy for the year ended 31 December 2015 and the audited net profit before and after tax and extraordinary items of Jiutai Energy for the nine months ended 30 September 2015 were as follows:

	Year ended 31 December 2014	Year ended 31 December 2015	Unit: RMB Nine months ended 30 September 2015

Net Profit (before tax and extraordinary items)	307,112,202.38	32,940,310.85	64,817,999.10

Net Profit (after tax and extraordinary items)	256,585,068.58	27,893,000.82	51,841,972.46

The audited net assets of Jiutai Energy as at 30 September 2015 amounted to RMB2,410,045,256.81 and the unaudited net assets of Jiutai Energy as at 31 December 2015 amounted to RMB2,497,367,892.32. The appraised value of entire equity interests of Jiutai Energy as at 30 September 2015 as set out in the Valuation Report is RMB3,955,413,700.

The financial information of Jiutai Energy set out above is prepared in accordance with China Accounting Standards.

As at the date of this announcement, the shareholding structure of Jiutai Energy is as follows:

Jiutai Shareholders	Shareholding percentage (%)
1 Shandong Jiutai	50.2653
2 Cui Yijun	19.0699
3 Liu Lingan	9.6000
4 Tianxing Wealth Management	7.3245
5 Tianze Jifu Asset Management Co. Ltd.	2.9566
6 Taidou Asset Management	2.4762
7 Yang Chengshe	1.9711
8 Wanzhong Chuangye	1.7152
9 Guangcheng Culture	1.2311
10 Xu Congrong	0.9855
11 Xijin Investment	0.9855
12 Dijia Medicine Production	0.9855
13 Langrui Investment	0.4336

Total	100

The shareholding structure of Jiutai Energy after completion of the Acquisition is as follows:

Name of shareholders	Shareholding percentage (%)
1. Yanzhou Coal Ordos	52%
2. Shandong Jiutai	35.0434%
3. Cui Yijun	10%
4. Tianze Jifu Asset Management Co. Ltd.	2.9566%

Total	100%

V.	REASONS AND BENEFITS FOR ENTERING INTO THE EQUITY TRANSFER AGREEMENT

Upon completion of the Acquisition, Yanzhou Coal Ordos will hold 52% equity interest in Jiutai Energy. By taking full advantage of existing industry scale of Jiutai Energy, the Company could further optimize its allocation of resources in Shaanxi-Mongolia base and realize the synergetic development of coal and coal chemical industry, which is beneficial to further optimizing the Company’s utilization and sale of coal and methanol, methanol and highly-processed methanol products and strengthening the bargaining power of the Company in the methanol market. It will also mitigate the bottleneck problem on sale of coal of the Company to a large extent, upgrade the scale of production capacity of the Company locally and strengthen its competitive advantage.

At the same time, as Jiutai Energy holds 2.44% equity interest in Haosheng Coal, a subsidiary of the Company, it is beneficial to increasing the shareholding proportion of the Company in Haosheng Coal and strengthening the Company’s control over Haosheng Coal upon completion of the Acquisition.

The Directors (including the independent non-executive Directors) consider that the terms and conditions of the Equity Transfer Agreement are fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

VI.	IMPLICATION UNDER THE HONG KONG LISTING RULES

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the Acquisition under the Equity Transfer Agreement exceeds 5% but is less than 25%, the Acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules and is subject to reporting and announcement requirements under the Hong Kong Listing Rules.

VII.	INFORMATION OF THE PARTIES

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Shandong Jiutai

Shandong Jiutai is principally engaged in the design and management of new energy saving projects.

Tianxing Wealth Management

Tianxing Wealth Management is principally engaged in the provision of wealth management consulting services.

Taidou Asset Management

Taidou Asset Management is principally engaged in the provision of asset management consulting services.

Wanzhong Chuangye

Wanzhong Chuangye is principally engaged in the provision of consulting services in starting new business.

Guangcheng Culture

Guangcheng Culture is principally engaged in the provision of culture communication and consulting services.

Xijin Investment

Xijin Investment is principally engaged in the investment of internal funds.

Dijia Medicine Production

Dijia Medicine Production is principally engaged in the technological research and development of medicine, raw materials and pharmaceutical intermediate, and the production, sale, research and development of medicines and new marine biological materials.

Langrui Investment

Langrui Investment is principally engaged in industrial investment, investment management, investment consulting, corporate management consulting and commercial consulting.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“Acquisition”	acquisition of 52% equity interests in aggregate in Jiutai Energy by Yanzhou Coal Ordos from Jiutai Shareholders pursuant to the Equity Transfer Agreement;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“Board”	the board of Directors of the Company;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Director(s)”	the director(s) of the Company;

“Equity Transfer Agreement”	the agreement entered into between Yanzhou Coal Ordos and each of Jiutai Shareholders and Jiutai Energy in relation to the transfer of 52% equity interests in aggregate in Jiutai Energy on 13 June 2016;

“Group”	the Company and its subsidiaries;

“Haosheng Coal”	Inner Mongolia Haosheng Coal Mining Co., Ltd., a limited liability company incorporated in the PRC and a subsidiary of the Company;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Jiutai Energy”	Jiutai Energy Inner Mongolia Co., Ltd. , a limited liability company incorporated in the PRC;

“Jiutai Shareholders”

the 12 existing shareholders of Jiutai Energy who will transfer their equity interests in Jiutai Energy to Yanzhou Coal Ordos pursuant to the Equity Transfer Agreement, holding 97.0434% equity interests in Jiutai Energy in aggregate as at the date of this announcement, including the following companies or entities:

Shandong Jiutai Energy Co. Ltd. (“Shandong Jiutai”), Zhungeer Qi Tianxing Wealth Management Center (Limited Partnership) (“Tianxing Wealth Management”), Inner Mongolia Taidou Asset Management Center (Limited Partnership) (“Taidou Asset Management”), Zhungeer Qi Wanzhong Chuangye Consulting Center (Limited Partnership) (“Wanzhong Chuangye”), Zhungeer Qi Guangcheng Culture Development Center (“Guangcheng Culture”), Jinan Xijin Investment Management Center (Limited Partnership) (“Xijin Investment”), Weihai Dijia Medicine Production Co. Ltd. (“Dijia Medicine Production”), and Shanghai Langrui Investment Partnership (LLP) (“Langrui Investment”);

and the following individuals:

Cui Yijun , Liu Lingan , Yang Chengshe , and Xu Congrong ;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shareholders”	the shareholders of the Company;

“subsidiary(ies)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Valuation”	the valuation of entire equity interests in Jiutai Energy as at 30 September 2015 valued at RMB3,955,413,700 as shown in the Valuation Report;

“Valuation Report”	the assets valuation report dated 8 May 2016 on Jiutai Energy prepared by Beijing Zhong Tian Hua Assets Valuation Co. Ltd., an independent PRC valuer;

“Yanzhou Coal Ordos”	Yanzhou Coal Ordos Neng Hua Co., Ltd. , a limited liability company incorporated in the PRC and a wholly-owned subsidiary of the Company;

“%”	Percentage.

By order of the Board

Yanzhou Coal Mining Company Limited

Chairman of the Board

Li Xiyong

Zoucheng City, Shandong Province, the PRC

13 June 2016

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive Directors are Mr. Wang Li Jie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

In compliance with Rule 14.60A of the Hong Kong Listing Rules, the text of each of the letter from Grant Thornton Hong Kong Limited to the Directors confirming it has reviewed the arithmetical calculations of the discounted future estimated cash flows for the Valuation Report and the letter from the Board confirming the Valuation in the Valuation Report has been made by the Directors after due and careful enquiry both dated 13 June 2016, for the purpose of, among other things, inclusion in this announcement are reproduced below:

APPENDIX I – LETTER FROM GRANT THORNTON HONG KONG LIMITED

The Board of Directors

Yanzhou Coal Mining Company Limited

We have been engaged to report on the calculations of the discounted future estimated cash flows on which the valuation (the “Valuation”) prepared by Beijing Zhong Tian Hua Assets Valuation Co. Ltd. dated 8 May 2016 in respect of the appraisal of the fair value of Jiutai Energy Inner Mongolia Co., Ltd. (“Jiutai Energy”) as at 30 September 2015 in connection with the proposed acquisition of 52% equity interests in Jiutai Energy (the “Acquisition”). The details of the Acquisition is set out in the announcement of Yanzhou Coal Mining Company Limited (the “Company”) dated 13 June 2016 in connection with a discloseable transaction (the “Announcement”). The Valuation based on discounted future estimated cash flows which involves projection of profits is regarded as a profit forecast under Rule 14.61 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”) and the details of the Valuation is included in the Announcement.

Directors’ responsibility for the discounted future estimated cash flows

The directors of the Company (“the Directors”) are responsible for the bases and assumptions which are adopted in the discounted future estimated cash flows, a summary of which is set out in the Announcement (“the Assumptions”). This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future estimated cash flows for the Valuation and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the “Code of Ethics for Professional Accountants” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies Hong Kong Standard on Quality Control 1 “Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements” issued by the HKICPA and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting accountants’ responsibility

It is our responsibility to form an opinion on the arithmetical accuracy of the calculations of the discounted future estimated cash flows on which the Valuation is based and to report solely to you, as a body, as required by Rule 14.62(2) of the Listing Rules, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the content of this report.

Our engagement was conducted in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the HKICPA. This standard requires that we comply with ethical requirements and plan and perform the assurance engagement to obtain reasonable assurance on whether the discounted future estimated cash flows, so far as the calculations are concerned, have been properly compiled in accordance with the Assumptions. Our work does not constitute any valuation of the proposed acquisition.

Because the Valuation relates to discounted future estimated cash flows, no accounting policies of the Company have been adopted in its preparation. The Assumptions include hypothetical assumptions about future events and management actions which cannot be confirmed and verified in the same way as past results and these may or may not occur. Even if the events and actions anticipated do occur, actual results are still likely to be different from the Valuation and the variation may be material. Accordingly, we have not reviewed, considered or conducted any work on the reasonableness and the validity of the Assumptions and do not express any opinion whatsoever thereon.

Opinion

Based on the foregoing, in our opinion, the discounted future estimated cash flows, so far as the calculations are concerned, have been properly compiled, in all material respects, in accordance with the Assumptions.

Grant Thornton Hong Kong Limited

Certified Public Accountants

Level 12

28 Hennessy Road

Wanchai

Hong Kong

13 June 2016

Shaw Chi Kit

Practising Certificate No.: P04834

APPENDIX II – LETTER FROM THE BOARD

13 June 2016

Listing Division

The Stock Exchange of Hong Kong Limited

11th Floor, One International Finance Centre

1 Harbour View Street

Hong Kong

Dear Sir / Madam,

Regarding: Acquisition of 52% Equity Interests in Jiutai Energy by Yanzhou Coal Mining Company Limited (Stock Code: 1171) (the “Company”)

We refer to the announcement of the Company dated 13 June 2016 in relation to the discloseable transaction regarding the acquisition of 52% Equity Interests in Jiutai Energy (the “Announcement”). Unless the context otherwise requires, terms used herein shall have the same meanings as defined in the Announcement.

We have reviewed and discussed the Valuation Report, which forms the basis for determining the consideration of the Acquisition. We note that the methodology applied in deriving the value of entire equity interests in Jiutai Energy is regarded as a profit forecast under Rule 14.61 of the Hong Kong Listing Rules. Pursuant to Rule 14.62 of the Hong Kong Listing Rules, we have engaged Grant Thornton Hong Kong Limited, acting as the Company’s reporting accountants, to examine the arithmetical accuracy of the calculation of the Valuation Report in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information”.

On the basis of the above, we confirm that the appraised value of entire equity interests in Jiutai Energy as contained in the Valuation Report has been made after due and careful enquiry.

Yours faithfully,

For and on behalf of the Board of

Yanzhou Coal Mining Company Limited

Wu Yuxiang

Director

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC